February 13, 2019

Patience C. Ogbozor
President and Chief Executive Officer
Cannabinoid Biosciences, Inc.
3699 Wilshire Blvd., Suite 610
Los Angeles, California 90010

       Re: Cannabinoid Biosciences, Inc.
           Offering Statement on Form 1-A
           Filed on December 11, 2018
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed on December 17, 2018
           File No. 024-10924

Dear Ms. Ogbozor:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 11, 2018

Part I
Item 2. Offering Eligibility

1. You have checked the box indicating you meet the criteria for eligibility for the use of
       Form 1-A. You disclose you are a development stage company with a business plan to acquire four unidentified companies with the first $2 million of offering proceeds, and that the current owners have agreed to sell their businesses to you. We further note that your business plan would allow you to "buy [y]our way into" your goals of providing turnkey support solutions, and that you plan to further identify and acquire complementary or similar businesses. Please revise the Offering Circular to identify these targeted entities and explain the status of your arrangement with each identified entity. To the extent that
 Patience C. Ogbozor
FirstName LastNamePatience C. Ogbozor
Cannabinoid Biosciences, Inc.
Comapany NameCannabinoid Biosciences, Inc.
February 13, 2019
February 13, 2019 Page 2
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FirstName LastName
         you are unable to identify these targeted entities in the Offering Circular, please refer to
         Securities Act Rule 251(b)(3) and withdraw the Form 1-A.
Item 3. Application of Rule 262

2. You have indicated that Rule 262(d) "bad actor" disclosure is included under Part II of the offering statement. Please provide such disclosure or advise.
Part II
Summary
Our Business

3. We note your disclosure that your strategy entails creating improved patient experiences.
         Please tell us how your strategy could be expected to lead to improved patient experiences. Alternatively, please remove this disclosure here and throughout your offering circular.
Business Plan

4. We note your disclosure that you intend to acquire and operate three established businesses. You also state you have identified four acquisition candidates, two of which you intend to purchase after raising a total of $2 million in the offering. We note the stated
         purchase price for the four candidates totals $1 million. Please revise your disclosure as appropriate to resolve these discrepancies and clarify your acquisition plans.
Serving Customers Whose Business Activities are Illegal under Federal Law and Cannabinoid
Based Medical Research and Development

5. We note your disclosure that the 2018 Farm Bill made CBD federally legal. Please revise this statement to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and requirements for any hemp-derived cannabinoid product to be excluded from
         Schedule 1 of the Controlled Substances Act ("CSA"). Additionally, please discuss restrictions applicable to the use of cannabis-derived products in clinical research and development.
Item 3. Summary of Risk Factors
Federal regulation and enforcement may adversely affect the implementation of cannabis laws and regulations may negatively.....

6. Please expand your disclosure to discuss the federal regulation of cannabis as a Schedule
         1 controlled substance under the CSA, including the consequences of non-compliance.
         Additionally, please expand your disclosure to discuss the penalties for non-compliance with U.S. Food and Drug Administration regulations applicable to your proposed research and development activities.
 Patience C. Ogbozor
FirstName LastNamePatience C. Ogbozor
Cannabinoid Biosciences, Inc.
Comapany NameCannabinoid Biosciences, Inc.
February 13, 2019
February 13, 2019 Page 3
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FirstName LastName
Item 5. Plan of Distribution

7. Please reconcile your disclosure concerning the offering period with the offering period stated on the cover page.
Item 6. Use of Proceeds

8. Please reconcile your disclosure stating that you currently are not planning or negotiating any acquisition transactions with disclosure appearing under the heading "Business Plan."
         Please also present the table of intended uses in order of priority. Additionally, please explain what you mean by "marketing and customer acquisition incentives."
Item 7. Business
Funding and Financing Solutions

9. Please expand your disclosure to briefly describe your "proprietary compliance engine that complies with all state governance rules."
Government Regulations

10. Please expand your disclosure to describe the U.S. Treasury regulations that may apply to your anticipated financing business, including tax and banking regulations. Add risk factor disclosure as appropriate. In this regard, we note your disclosure that the cannabis industry is one "where traditional banking opportunities are limited." Amendment No.1 to Offering Statement on Form 1-A filed on December 17, 2018

Independent Auditor's Report

11. You indicate several places in your filing that your auditors included an explanatory paragraph in their audit report dated November 28, 2018 related to the uncertainty in your ability to continue as a going concern. However, we did not note such an explanatory paragraph in your independent auditor's report. Please revise accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Patience C. Ogbozor
Cannabinoid Biosciences, Inc.
February 13, 2019
Page 4

       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNamePatience C. Ogbozor
                                                          Division of
Corporation Finance
Comapany NameCannabinoid Biosciences, Inc.
                                                          Office of Healthcare
& Insurance
February 13, 2019 Page 4
cc:       Azuka L Uzoh, Esq.
FirstName LastName